

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

<u>Via E-mail</u>
Nicholas Woodman
Chief Executive Officer and President
GoPro, Inc.
3000 Clearview Way
San Mateo, CA 94402

> **Re: GoPro, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 14, 2014**
> **CIK No. 1500435**

Dear Mr. Woodman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Company Overview, page 1</u>

1.   Clarify the text above the graphic on page 1 to briefly explain the basis for your claim that your devices are "the world's most versatile." Also revise so that the graphic reflects that your revenues are generated by the sales of your devices rather than through the "engaging content" to which you refer and which receives equal prominence as your devices in the graphic.

2.   We note your response to prior comment 3; however, because you have not monetized or determined how to monetize the management and sharing of user content, we do not agree that it is appropriate to identify yourself prominently in the opening paragraph of the Summary as a "new media company." In this regard, we do not agree that the term "establishing" adequately conveys that this aspect of the business does not generate revenues. To the extent that you continue to believe it is appropriate to identify yourself in the prospectus Summary as a "new media company," please balance your disclosure

by providing equal or more prominent disclosure concerning your reliance on camera sales, provide additional context to explain what a "new media company" is, and clarify the current status of your efforts to develop this business.

Our Business Focus, page 2

3.	We note your disclosure added to page 3 and 85 in response to prior comment 3 that you plan to pursue new revenue opportunities from the distribution of GoPro content in the near term. Please expand your disclosure to discuss the specific steps that you plan on taking and the time frame in which you plan to do so.

4.	We note your response to prior comment 4 and refer to the information that you have provided to us in the "Accessories Tab." Please balance your page 2 disclosure that you were the #2 selling camera accessory company in 2013 (as measured by unit sales) to reflect also: (i) your ranking based on dollar sales and (2) your percentage of the accessory market (dollars).

5.	We note your response to prior comment 11. In light of the disclosure added on page 42 that you are relying on the calculations of the various social media platforms you cite to provide the metrics included in your filing and that you are unable to independently verify these metrics, and given that you do not currently generate revenues from these platforms, please explain why you believe it is appropriate to highlight these metrics in your document at this time or revise.

Summary consolidated financial data, page 12

6.	Since pro forma information should only be shown for the latest fiscal year and interim period, please remove the pro forma and supplemental pro forma information for 2012 here and on pages 51 and F-4.

Key business metrics, page 55

7.	In response to prior comment 15, we note your disclosure that a packaged camera unit includes selected accessories. With a view toward disclosure, and to help clarify that statement, please tell us what selected accessories you consider as a unit shipped.

2013 compared to 2012, page 60

8.	We note the revisions made in response to prior comment 14 to separately describe the impact of accessory sales on revenues. Please tell us whether you are able to quantify the increase on revenues from accessory sales, such as providing information on units shipped.

9.	We note your response to prior comment 16 and your revised disclosures concerning results for the 2013 year compared to 2012 and results for the 2012 year compared to

2011; however, your revised disclosures comparing these periods do not separately quantify the impact of each factor you cite. To the extent practicable, please revise to quantify the impact of each factor cited, or advise.

Common stock valuations, page 76

10. Please note that our prior comment 17 requested the company to provide the information to the Staff when it is available. We were not requesting disclosure.

Consolidated financial statements, page F-1

Note 3. Summary of significant accounting policies, page F-9

Revenue recognition, page F-11

11. As we note from age F-12 that deferred revenue related to PCS is $3.8 million and $6.4 million as of December 31, 2012 and 2013, please quantify for us the other components of deferred revenue. We note from page F-3 that total deferred revenue is $7.4 million and $7.8 million as of those dates. Also explain the significant reasons for the decrease in the other deferred revenue between 2012 and 2013 of $2.2 million.

Note 8. Net income per share attributable to common stockholders, page F-31

12. Please provide us with the calculation supporting the adjustment to holders of preferred stock in 2013 of $2,281,000 in determining undistributed net income attributable to common stockholders – diluted.

Note 14. Concentrations of risk and segment information, page F-44

13. In response to prior comment 34 you told us that you do not track net revenue by product category because it is impracticable. It appears from your response that you have gross sales information for both cameras and accessories but not net sales information for each category because you have not allocated sales incentives to each of these categories. Please tell us the nature of your sales incentives and explain further why it is not possible to allocate the amounts so that you may report total net sales by both cameras and accessories. Also revise the filing to disclose, consistent with your response, that providing the information is impracticable as required by FASB ASC 280-10-50-40.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kevin Kuhar at (202) 551-3662 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Counsel, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc: Via E-mail
        Daniel J. Winnike, Esq.
        Fenwick & West LLP